Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: dMY Technology Group, Inc. III

Subject Company: dMY Technology Group, Inc. III

Filer’s Commission File Number: 1-39694

Date: March 8, 2021

https://umdrightnow.umd.edu/news/university-maryland-celebrates-ionq%E2%80%99s-plans-remarkable-growth-and-scalable-roadmap-quantum

UNIVERSITY OF MARYLAND

University of Maryland Celebrates IonQ’s Plans for Remarkable Growth and Scalable Roadmap for Quantum Computing

MARCH 8, 2021 Contacts: Katie Lawson, l awsonk@umd.edu

COLLEGE PARK, Md. - The University of Maryland (UMD) congratulates IonQ on its announcement today to enter into a merger agreement with dMY Technology Group, Inc. III, and trade on the NYSE as the first publicly traded pure-play hardware and software company in the quantum computing space.

IonQ is headquartered in the University of Maryland’s Discovery District, a thriving research park located in College Park. Its location on the university’s campus fosters close collaboration with UMD researchers and students, providing a reliable pipeline of talent to the growing company.

“With more than 200 quantum researchers, the University of Maryland boasts one of the greatest concentrations of quantum talent in the world,” said President Darryll J. Pines. “Building on today’s announcement of our very own IonQ’s incredible breakthrough and rapid growth, we are establishing ourselves as the Capital of Quantum.”

IonQ was founded in 2015 by UMD Professor Christopher Monroe and Jungsang Kim, and their systems are based on foundational research at the University of Maryland and Duke University. Monroe is a pioneer in “trapped ion” computing, which uses highly stable atoms as quantum bits, or “qubits” to store information.

“We are proud of our roots at the University of Maryland — born from an idea in a research lab to the company we are today,” said IonQ President and CEO Peter Chapman. “There is no better place for IonQ to continue to grow and thrive than in College Park. Our connection with the University of Maryland gives us access to a pipeline of stellar workforce talent as we bring quantum computing to scale.”

Propelled by a research partnership in quantum science with the National Institute of Standards and Technology (NIST) and the Laboratory for Physical Sciences (LPS) that began more than 10 years ago, UMD is now recognized across the globe as a leader in the quantum field. Today, UMD brings together hundreds of researchers, international collaborators, and government and industry in active partnerships—aided by its strategic location minutes from the nation’s capital.

“The University of Maryland is a hub for the fundamental research in hardware, software and materials that is necessary to make robust, large-scale quantum computing possible,” said Amitabh Varshney, dean of UMD’s College of Computer, Mathematical, and Natural Sciences. “Our ecosystem here at Maryland strongly supports quantum innovation and workforce development. We are proud that research that began in our Department of Physics with a vision from Professor Chris Monroe led to IonQ’s announcement today, and we look forward to the company’s continued success.”

The Quantum Data Center was made possible in part by a $5.5 million investment from the University of Maryland to quicken advancements in research, innovation, and learning, creating economic and social benefits for Maryland and beyond.

In fall 2020, IonQ unveiled its next generation quantum computer system. At the same time, IonQ opened the Quantum Data Center in UMD’s Discovery District to help expedite the development of even more powerful quantum computers for commercial use. The 23,000-square-foot Center houses the company’s state-of-the-art quantum computers. The Quantum Data Center can accommodate 10 quantum computers, with space for more as IonQ’s systems simultaneously scale down in size and scale up in number of qubits with each new generation. The space also features 10 conference rooms, Class A office space and two clean rooms for scientific research to enable increased productivity. The combined space can support up to 175 employees, and IonQ has already expanded its team. The company expects to continue aggressively recruiting talent in the years to come.

“The promise of quantum is for smarter, faster computers, new sensors and forms of communication with enhanced security. Quantum computers will lead to safer, longer-lasting batteries for cars and trucks, more effective pharmaceuticals and the ability to perform computing tasks orders of magnitude faster than before. We’re a hub for developing new forms of quantum technology and proud to support IonQ,” Robert Briber, Interim Dean of the A. James Clark School of Engineering, said. “From training today’s quantum engineers to designing entirely new materials with quantum computers, we’re excited to help drive innovation like that of IonQ.”

IonQ’s growth contributes to the $2 billion revitalization of the area surrounding UMD, known as Greater College Park, and is a testament to the State of Maryland’s and Prince George’s County’s commitments to supporting the growth and development of innovative, locally-grown companies.

About the University of Maryland

The University of Maryland, College Park is the state’s flagship university and one of the nation’s preeminent public research universities. A global leader in research, entrepreneurship and innovation, the university is home to more than 40,000 students, 10,000 faculty and staff, and 297 academic programs. As one of the nation’s top producers of Fulbright scholars, its faculty includes two Nobel laureates, three Pulitzer Prize winners and 58 members of the national academies. The institution has a $2.1 billion operating budget and secures more than $1 billion annually in research funding together with the University of Maryland, Baltimore. For more information about the University of Maryland, College Park, visit www.umd.edu.

About IonQ, Inc.

IonQ, Inc. is the leader in quantum computing, with a proven track record of innovation and deployment. IonQ’s 32 qubit quantum computer is the world’s most powerful quantum computer, and IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through both the Amazon Braket and Microsoft Azure clouds, as well as through direct API access. IonQ was founded in 2015 by Chris Monroe and Jungsang Kim based on 25 years of pioneering research at the University of Maryland and Duke University. To learn more, visit www.IonQ.com.

About dMY Technology Group, Inc. III

dMY III is a special purpose acquisition company formed by dMY III Technology Group, Harry L. You and Niccolo de Masi for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Important Information About the Proposed Transaction and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between dMY III and IonQ (the “Business Combination”). The Business Combination will be submitted to the stockholders of dMY III and IonQ for their approval. In connection with the vote of dMY’s stockholders, dMY III Technology Group, Inc. III intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY III’s stockholders and other interested parties are urged to read, when available, the preliminary proxy statement, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY III’s solicitation of proxies for the special meeting to be held to approve the Business Combination and other related matters, as these materials will contain important information about IonQ and dMY III and the proposed Business Combination. Promptly after the registration statement is declared effective by the SEC, dMY will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Such stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com/ or by written request to dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be made directly in this communication. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of dMY’s securities; (ii) the risk that the transaction may not be completed by dMY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by dMY; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of dMY, the satisfaction of the minimum trust account amount following any redemptions by dMY’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effect of the announcement or pendency of the transaction on IonQ’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of IonQ; (ix) the outcome of any legal proceedings that may be instituted against IonQ or against dMY related to the merger agreement or the proposed transaction; (x) the ability to maintain the listing of dMY’s securities on a national securities exchange; (xi) changes in the competitive industries in which IonQ operates, variations in operating performance across competitors, changes in laws and regulations affecting IonQ’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic; and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4, when available, and other documents filed by dMY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and dMY and IonQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither dMY nor IonQ gives any assurance that either dMY or IonQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to the Company or the IonQ with respect to any of the foregoing, and this Current Report shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

dMY III and IonQ, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of dMY III’s stockholders in respect of the Business Combination. Information about the directors and executive officers of dMY III is set forth in the Company’s Form dMY III’s filings with the SEC. Information about the directors and executive officers of IonQ and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Business Combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to dMY III’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.